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Form of Proxy - Annual General Meeting to be held on May 13, 2008
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every shareholder (“Holder”) of The Westaim Corporation (the “Corporation”) has the right to appoint some other person of their choice, who need not be a Holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it was mailed by management of the Corporation (“Management”) to the Holder.

5.	The securities represented by this proxy will be voted as directed by the Holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 10:00 am, Eastern Daylight Time, on May 12, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

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Appointment of Proxyholder

I/We, being holder(s) of Common Shares of The Westaim Corporation (the “Corporation”) hereby appoint: Ian W. Delaney, or failing him, G.A. (Drew) Fitch, or failing him, Brian D. Heck	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.
as my/our proxyholder with full power of substitution and to vote in accordance with the following direction including upon any ballot duly called thereat (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders of the Corporation to be held at The Metro Toronto Convention Centre, N. Bldg., Room 202AB, 255 Front St. W., Toronto, ON, on Tue., May 13, 2008 at 10:00 am EDT, including upon any ballot duly called thereat and at any adjournment thereof (the “Meeting”), in the same manner, to the same extent and with same powers as if the undersigned were present at the Meeting, and without limiting the general authorization given, the persons above-named are specifically directed:

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.
1. Election of Directors

The election of directors nominated by Management in the accompanying Information Circular.			Fold
	For	Withhold

Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors	For	Withhold
Appointment of Deloitte & Touche LLP as auditors and the authorization of the board of directors of the Corporation to fix the auditors’ remuneration.	☐	☐

The undersigned instructs the above-named proxyholder to act on each of the matters itemized above as directed. If no direction is given, such proxyholder shall vote for the election of the nominees listed in the Information Circular as directors and for the appointment of Deloitte & Touche LLP as auditors and the authorization of the directors to fix the auditors’ remuneration. The undersigned hereby confers discretionary authority upon such proxyholder to vote, in accordance with his or her best judgement, with respect to amendments or variations to the matters outlined above and with respect to matters other than those listed in the notice calling the Meeting and which may properly come before the Meeting. At the date hereof, Management knows of no such amendment, variation or other matter.
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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
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